

Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

AngloGold Limited
("AngloGold")
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ANG
ISIN: ZAE000043485

FURTHER CAUTIONARY ANNOUNCEMENT

Cautionary announcements were released on 16 May 2003 and 13 June 2003 in relation to a potential merger between Ashanti Goldfields Company Limited ("Ashanti") and AngloGold and on 5 August 2003, the boards of directors of AngloGold and Ashanti announced the terms of the recommended merger of these two companies.

AngloGold is awaiting a response from the Government of Ghana, a substantial shareholder and regulator of Ashanti, on whether it will support the proposed merger. AngloGold understands that the Government is awaiting a report from its financial advisors on the proposed merger. Accordingly, shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg

22 September 2003

JSE Sponsor: UBS

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. For a discussion of important factors and risks involved in AngloGold's business, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2002 which was filed with the U.S. Securities and Exchange Commission ("SEC") on 7 April 2003.

AngloGold does not undertake any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this news release, whether as a result of new information, future events or otherwise.

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. ***In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information.*** *Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.*